VIA EDGAR                                                                                                           April 2, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Capall Stables, Inc.
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185664

On behalf of Capall Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated March 29, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 General

1.	We note your response to our prior comment 1 and the disclosure on page 1 that you have changed your name to Capall Stables, Inc. Please file an updated legal opinion reflecting your new name.

Revised.

2.
Prior to effectiveness, the independent accountant’s consent in Exhibit 23.1 must be revised and updated. Specifically, the date of the accountant’s report in Exhibit 23.1 should match the report date on page F-2. In addition, Exhibit 23.1 should be revised to also give the independent accountant’s consent for their inclusion as a named expert in Item 10 of the Form S-1.

Revised.  Also, revised to reflect that the new auditor MaloneBailey, LLP has audited the Company’s financials from Inception to December 31, 2012.

 Company Additions and Changes.

3.
The Company updated its S-1 to reflect the fact that the Company claimed Honour The Deputy.  The Company claimed the horse on March 24, 2013 for a claiming price of $12,500 plus tax for a total price of $13,625.  The Company borrowed $13,625 from its CEO, Joseph Wade, to claim the horse.  The Company borrowed the funds from Mr. Wade instead of SC Capital to minimize the Company’s liabilities by not incurring the 9% interest rate related to SC Capital’s Line of Credit.  The terms of the note are the same as the note related to the purchase of Rock Off (and have been disclosed in the amended S-1) which include a 12-month unsecured promissory note with a 0% interest rate.

4.	The Company updated the financial tables to include the year end of December 31, 2012. The Company hired a new auditor, Malone Bailey, who performed the audit from inception through December 31, 2012.

5.
On December 17, 2012 we issued 24,250,000 for $12,125 in cash. As of December 31, 2012, 2,000,000 shares are due to various investors for which proceeds have been received but shares have not been issued. The proceeds of $1,000 were recorded as a liability as of December 31, 2012 because the investors have not signed the necessary agreements.   As such the Company reduced the number of outstanding shares to 449,250,000 since as of March 31, 2013 the investors have not signed the necessary agreements.  The Company changed the tables reflecting the ownership of the related parties and their voting rights as well.

6.
The Company reduced the number of shares begin registered from 29,000,000 to 27,000,000.  The Company removed the four (4) shareholders from the list of shareholders that had not returned their share purchase agreement and will be refunding the $1,000 invested by these four (4) shareholders which is accounted for by the $1,000 in other liabilities on the balance sheet.  The reduction in the number of shares also reduced the amount of the fee to be paid.  The company understands that it will not be entitled to a refund on the difference.

7.
Mr. Wade has dissolved Thoroughbred Management Group.  Thereby, he shares previously issued to Thoroughbred Management Group have now been issued to Mr. Wade; which the Company has updated its ownership tables to reflect. Mr. Wade dissolved Thoroughbred Management Group since pursuant to CHRB rule 1787 Mr. Wade may only use Capall’s name and is not permitted to use his personal name for racing purposes since the Company has a registered stable name.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capall Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President